Exhibit 99.1

NEWS RELEASE

YAMANA GOLD THIRD QUARTER FINANCIAL RESULTS RELEASE NOTIFICATION AND CONFERENCE CALL

TORONTO, ONTARIO, October 15, 2009 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced that its third quarter results will be released after market close on November 3, 2009.  A conference call and audio webcast have been scheduled for November 4, 2009 at 11:00 a.m. E.T. to discuss the results.

Conference Call Information:

Toll Free (North America):	1-800-590-1508
International:	1-416-915-5762
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free Replay Call (North America):	877-289-8525, Passcode: 4173041#
Replay Call:	416-640-1917, Passcode: 4173041#

The conference call replay will be available from 1:00 p.m. ET on November 4, 2009 until 11:59 p.m. EST on November 18, 2009.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile and Mexico. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com